Exhibit 99.1

Jupai Reports Fourth Quarter and Full Year 2016 Results

SHANGHAI — February 28, 2017 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the quarter and the full year ended December 31, 2016.

Effective July 1, 2016, Jupai changed its reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. In this announcement, the unaudited financial results for the quarter and the full year ended December 31, 2016, respectively, are stated in Renminbi. This release contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results have been recast into the new reporting currency.

FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL HIGHLIGHTS

•       Net revenues in the fourth quarter of 2016 were RMB338.5 million (US1$48.8 million), a 60.0% increase from the corresponding period in 2015. For the full year of 2016, net revenues were RMB1.1 billion (US$162.4 million), an increase of 89.5% from 2015.

(RMB ‘000, except percentages)	Q4 2015	Q4 2015%	Q4 2016	Q4 2016%	YoY Change %
One-time commissions	107,131	50.4%	185,294	54.8%	73.0%
Recurring management fees	72,210	33.9%	73,093	21.6%	1.2%
Recurring service fees	32,286	15.7%	25,849	7.6%	-19.9%
Other service fees	—	—	54,267	16.0%	100.0%
Total net revenues	211,627	100.0%	338,503	100.0%	60.0%

(RMB ‘000, except percentages)	FY 2015	FY 2015%	FY 2016	FY 2016%	YoY Change %
One-time commissions	336,450	56.6%	633,186	56.1%	88.2%
Recurring management fees	142,394	23.9%	260,622	23.1%	83.0%
Recurring service fees	116,165	19.5%	123,177	10.9%	6.0%
Other service fees	—	—	110,725	9.9%	100.0%
Total net revenues	595,009	100.0%	1,127,710	100.0%	89.5%

•                      Income from operations in the fourth quarter of 2016 was RMB94.1 million (US$13.6 million), an 81.1% increase from the corresponding period in 2015. For the full year of 2016, income from operations was RMB294.8 million (US$42.5 million), an increase of 44.6% from 2015.

•                      Net income attributable to ordinary shareholders in the fourth quarter of 2016 was RMB62.3 million (US$9.0 million), a 61.6% increase from the corresponding period in 2015. For the full year of 2016, net income attributable to ordinary shareholders was RMB207.6 million (US$29.9 million), an increase of 35.3% from 2015.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the fourth quarter of 2016 was RMB71.7 million (US$10.3 million), a 47.9% increase from the corresponding period in 2015. For the full year of 2016, non-GAAP net income attributable to ordinary shareholders was RMB243.0 million (US$35.0 million), an increase of 38.5% from 2015.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on December 30, 2016, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.9430 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

FOURTH QUARTER AND FULL YEAR 2016 OPERATIONAL UPDATES

•                      Total number of active clients3 during the fourth quarter of 2016 and full year 2016 was 4,175 and 10,218, respectively.

•                      The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2016 was RMB14.5 billion (US$2.1 billion), a 52.7% increase from the corresponding period in 2015. For the full year of 2016, the aggregate value of wealth management products distributed by the Company was RMB45.3 billion (US$6.5 billion), a 59.4% increase from 2015.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Twelve months ended
	December 31, 2015		December 31, 2016		December 31, 2015		December 31, 2016
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	5,195	56%	10,326	72%	15,430	54%	29,963	66%
Private equity products	3,070	33%	1,903	13%	7,460	26%	9,354	21%
Secondary market equity fund products	502	4%	1,084	7%	4,232	15%	3,981	9%
Other products	719	7%	1,173	8%	1,296	5%	2,001	4%
All products	9,486	100%	14,486	100%	28,418	100%	45,299	100%

•                      Jupai’s coverage network as of December 31, 2016 included 79 client centers covering 43 cities, up from 50 client centers covering 29 cities, as of December 31, 2015.

•                      Total assets under management4 as of December 31, 2016 were RMB36.1 billion (US$5.2 billion), a 23.1% increase from September 30, 2016 and a 189.3% increase from December 31, 2015.

Assets under management — breakdown by product type

	As of
	December 31, 2015		December 31, 2016
Product type	(RMB in millions, except percentages)
Fixed income products	5,315	42%	18,161	50%
Private equity products	5,695	46%	14,971	41%
Secondary market equity fund products	1,008	8%	2,980	8%
Other products	475	4%	29	1%
All products	12,493	100%	36,141	100%

“Jupai continued to see rapid growth within our core wealth management and asset management businesses, with net revenues rising almost 90% year-on-year to RMB 1.1 billion for the full year 2016,” said Mr. Tianxiang Hu, Jupai’s co-chairman of the board and chief executive officer. “Leveraging our extensive industry resources and outstanding professional teams, we grew the aggregate value of total products distributed by Jupai to a record high of RMB 45.3 billion in 2016, up approximately 60% year-on-year from RMB 28.4 billion in 2015. Additionally, Jupai’s total assets under management increased significantly from

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

RMB12.5 billion as of December 31, 2015, to RMB36.1 billion as of December 31, 2016. Going forward, we expect to enhance our long-term growth prospects and competitive advantages by selectively expanding our product offerings to better fulfill investors’ evolving needs for wealth and asset management products.”

Mr. Jianda Ni, Jupai’s co-chairman and executive chairman of the board, said, “We were pleased to open Jupai’s Hong Kong office in 2016, which represents the first step in our international expansion and positions us to capture overseas market opportunities. Jupai strives to provide our clients with world class products and services while maintaining strict risk control standards, as we build the leading wealth and asset management brand for high-net-worth individuals in China. Moreover, to achieve a better balance between our growth and increasing return on equity, Jupai’s board of directors has approved and declared a cash dividend of US$0.083 per ordinary share (equal to US$0.5 per ADS).”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai delivered a set of healthy results in the fourth quarter of 2016, with our net revenues substantially surpassing management guidance, as we continue to enhance the Jupai brand and increase our market share. Looking into 2017, we remain confident about the outlook for our bottom line, as we continue to improve our operating efficiency, expand our business scale and optimize our product offering and revenue structure.”

FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2016 were RMB338.5 million (US$48.8 million), a 60.0% increase from the corresponding period in 2015, primarily due to increases in one-time commissions and other service fees. Net revenues were RMB1.1 billion (US$162.4 million) for the full year of 2016, an increase of 89.5% from 2015.

•                      Net revenues from one-time commissions for the fourth quarter of 2016 were RMB185.3 million (US$26.7 million), a 73.0% increase from the corresponding period in 2015, primarily as a result of an increase in the aggregate value of wealth management products distributed by the company and changes in product mix. For the full year of 2016, net revenues from one-time commissions were RMB633.2 million (US$91.2 million), an increase of 88.2% from 2015.

•                      Net revenues from recurring management fees for the fourth quarter of 2016 were RMB73.1 million (US$10.5 million), a 1.2% increase from the corresponding period in 2015. The Company recognized RMB3.7 million (US$0.5 million) and RMB39.3 million carried interest in the fourth quarter of 2016 and 2015, respectively. For the full year of 2016, net revenues from recurring management fees were RMB260.6 million (US$37.5 million), an 83.0% increase from 2015. RMB15.3 million (US$2.2 million) and RMB55.5 million carried interest was recognized as part of Jupai’s recurring management fees for the full year of 2016 and 2015, respectively.

•                      Net revenues from recurring service fees for the fourth quarter of 2016 were RMB25.8 million (US$3.7 million), a 19.9% decrease from the corresponding period in 2015, primarily due to a decline in variable performance fees. The Company recognized RMB4.1 million in variable performance fees in the fourth quarter of 2015, compared to RMB1.2 million (US$0.2 million) in the fourth quarter of 2016. For the full year of 2016, net revenues from recurring service fees were RMB123.2 million (US$17.7 million), a 6.0% increase from 2015. The Company recognized RMB14.6 million (US$2.1 million) and RMB61.6 million of variable performance fees for the full year of 2016 and 2015, respectively.

•                      Net revenues from other service fees for the fourth quarter of 2016 were RMB54.3 million (US$7.8 million), which mainly include sub-advisory fees collected from other companies. For the full year of 2016, net revenues from other service fees were RMB110.7 million (US$15.9 million), an increase of 100.0% from 2015. The Company recognized these revenues for the first time in the third quarter of 2016.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2016 were RMB244.4 million (US$35.2 million), an increase of 53.1% from the corresponding period in 2015. For the full year of 2016, operating costs and expenses were RMB832.9 million (US$120.0 million), an increase of 112.9% from 2015.

•                      Cost of revenues for the fourth quarter of 2016 was RMB145.9 million (US$21.0 million), a 52.2% increase from the corresponding period in 2015, primarily due to increases in the number of wealth management advisors and client managers and their average compensation. For the full year of 2016, cost of revenues was RMB477.0 million (US$68.7 million), an increase of 102.2% from 2015.

•                      Selling expenses for the fourth quarter of 2016 were RMB64.7 million (US$9.3 million), a 66.6% increase from the corresponding period in 2015, primarily due to increases in marketing, advertising and brand promotion expenses. For the full year of 2016, selling expenses were RMB237.3 million (US$34.2 million), an increase of 172.5% from 2015.

•                      G&A expenses for the fourth quarter of 2016 were RMB49.2 million (US$7.1 million), a 47.0% increase from the corresponding period in 2015, mainly due to increases in both the numbers of managerial and administrative personnel and their compensation as well as increases in rental and office supply expenses. For the full year of 2016, G&A expenses were RMB156.0 million (US$22.5 million), an increase of 69.9% from 2015.

•                      Other operating income (government subsidies) received by the Company in the fourth quarter of 2016 was RMB15.4 million (US$2.2 million), an 81.1% increase from the corresponding period in 2015. For the full year of 2016, other operating income was RMB37.4 million (US$5.4 million), an increase of 57.8% from 2015.

Operating margin for the fourth quarter of 2016 was 27.8%, compared to 24.3% for the corresponding period in 2015. For the full year of 2016, operating margin was 26.1%, compared to 34.3% in 2015.

Income tax expenses for the fourth quarter of 2016 were RMB26.0 million (US$3.7 million), a 19.4% increase from the corresponding period in 2015. The increase was primarily due to an increase in taxable income. For the full year of 2016, income tax expenses were RMB82.6 million (US$11.9 million), an increase of 22.8% from 2015.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the fourth quarter of 2016 was RMB62.3 million (US$9.0 million), a 61.6% increase from the corresponding period in 2015. For the full year of 2016, net income attributable to ordinary shareholders was RMB207.6 million (US$29.9 million), an increase of 35.3% from 2015.

•                      Net margin attributable to ordinary shareholders for the fourth quarter of 2016 was 18.4%, as compared to 18.0% for the corresponding period in 2015. For the full year of 2016, net margin attributable to ordinary shareholders was 18.4%, compared to 25.8% in 2015.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2016 was RMB1.93 (US$0.28) and RMB1.85 (US$0.27), respectively, as compared to RMB1.29 and RMB1.24, respectively, for the corresponding period in 2015. For the full year of 2016, net income attributable to ordinary shareholders per basic and diluted ADS was RMB6.46 (US$0.93) and RMB6.20 (US$0.89), respectively, as compared to RMB6.36 and RMB6.06, respectively, in 2015.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2016 was RMB71.7 million (US$10.3 million), a 47.9% increase from the corresponding period in 2015. For the full year of 2016, non-GAAP net income attributable to ordinary shareholders was RMB243.0 million (US$35.0 million), a 38.5% increase from 2015.

•                      Non-GAAP net margin attributable to ordinary shareholders for the fourth quarter of 2016 was 21.2%, as compared to 22.7% for the corresponding period in 2015. For the full year of 2016, non-GAAP net margin attributable to ordinary shareholders was 21.5%, as compared to 29.5% in 2015.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the fourth quarter of 2016 was RMB2.13 (US$0.31), as compared to RMB1.56 for the corresponding period in 2015. For the full year of 2016, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB7.26 (US$1.05), as compared to RMB8.80 in 2015.

Balance Sheet and Cash Flow

As of December 31, 2016, the Company had RMB1,123.2 million (US$161.8 million) in cash and cash equivalents, compared to RMB795.5 million as of December 31, 2015.

Net cash provided by operating activities during the fourth quarter of 2016 was RMB169.3 million (US$24.4 million). For the full year of 2016, net cash provided by operating activities was RMB211.4 million (US$30.4 million).

Net cash provided by investing activities during the fourth quarter of 2016 was RMB28.2 million (US$4.1 million). For the full year of 2016, net cash provided by investing activities was RMB1.9 million (US$0.3 million).

Net cash used in financing activities during the fourth quarter of 2016 was RMB26.6 million (US$3.8 million). For the full year of 2016, net cash provided by financing activities was RMB114.4 million (US$16.5 million).

Dividend

The Company announced today that its board of directors has approved and declared a cash dividend of US$0.083 per ordinary share. Holders of Jupai’s ADSs, each representing six ordinary shares of Jupai, are accordingly entitled to the cash dividend of US$0.5 per ADS. The cash dividend will be paid on or about Apri 3, 2017 to shareholders of record as of the close of business on March 20, 2017. The aggregate amount of cash dividends to be paid is approximately US$16 million, which will be funded by surplus cash on the Company’s balance sheet.

The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

BUSINESS OUTLOOK

The Company estimates that its net revenues for the first quarter of 2017 will be in the range of RMB314 million to RMB336 million, an increase of 40% to 50% compared to the same period in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on February 28, 2017 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526
Hong Kong:	800-905-927 or +852-5808-3202
Mainland China:	400-120-0539
Singapore	800-616-3222 or +65-3157-9230
Passcode:	6677671

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 7, 2017:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Singapore	800-616-2127
Passcode:	6677671

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:
Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6026 9129
Email: ir@jpinvestment.cn
Philip Lisio
The Foote Group
Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	December 31,	December 31,
	2015	2016	2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	795,497,163	1,123,166,156	161,769,575
Short-term investments	72,446,602	25,210,000	3,630,995
Short-term entrusted investments	1,868,839	—	—
Accounts receivable	26,008,543	52,111,944	7,505,681
Other receivables	33,539,256	79,041,821	11,384,390
Amounts due from related parties	11,923,607	133,560,483	19,236,711
Deferred tax assets — current	46,020,741	56,246,396	8,101,166
Other current assets	6,659,354	12,551,186	1,807,747

Total current assets	993,964,105	1,481,887,986	213,436,265
Long-term investments	64,859,168	30,000,000	4,320,899
Investment in affiliates	75,182,868	126,280,444	18,188,167
Advanced payment for acquisition	94,888,600	77,560,000	11,170,964
Property and equipment, net	16,064,933	37,199,812	5,357,887
Intangible assets	54,754,172	83,072,545	11,964,935
Goodwill	259,714,506	277,752,765	40,004,719
Long-term prepayment	1,900,385	6,261,152	901,793
Deferred tax assets — non-current	8,073,577	8,494,738	1,223,497

Total Assets	1,569,402,314	2,128,509,442	306,569,126

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	80,806,138	101,864,006	14,671,469
Income tax payable	103,337,008	138,131,812	19,895,119
Other tax payable	39,220,006	58,189,283	8,381,000
Dividend payable	7,499,998	10,160,503	1,463,417
Amounts due to related parties-current	—	6,118,678	881,273
Deferred revenue from related parties	83,752,232	121,644,250	17,520,416
Deferred revenues	58,157,948	36,432,195	5,247,328
Other current liabilities	4,742,957	10,397,009	1,497,481

Total current liabilities	377,516,287	482,937,736	69,557,503
Amounts due to related parties-non current	34,286,208	—	—
Deferred revenue — non-current from related parties	30,708,429	75,413,617	10,861,820
Deferred revenue — non-current	3,561,506	5,677,905	817,788
Non-current uncertain tax position liabilities	5,372,253	5,938,816	855,367
Deferred tax liabilities— non-current	13,688,541	10,270,618	1,479,277

Total Liabilities	465,133,224	580,238,692	83,571,755
Equity	1,104,269,090	1,548,270,750	222,997,371

Total Liabilities and Total Shareholders’ Equity	1,569,402,314	2,128,509,442	306,569,126

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	YoY Change %
	RMB	RMB	USD
Revenues
Third party revenues	79,424,306	118,858,942	17,119,248	49.7%
Related party revenues	136,570,648	221,320,799	31,876,824	62.1%
Total revenues	215,994,954	340,179,741	48,996,072	57.5%
Business taxes and related surcharges	(4,367,880)	(1,676,536)	(241,471)	-61.6%

Net revenues	211,627,074	338,503,205	48,754,601	60.0%

Operating costs and expenses:
Cost of revenues	(95,846,969)	(145,890,981)	(21,012,672)	52.2%
Selling expenses	(38,861,098)	(64,725,845)	(9,322,461)	66.6%
General and administrative expenses	(33,438,474)	(49,156,055)	(7,079,945)	47.0%
Other operating income — government subsidies	8,483,042	15,358,806	2,212,128	81.1%

Total operating cost and expenses	(159,663,499)	(244,414,075)	(35,202,950)	53.1%

Income from operations	51,963,575	94,089,130	13,551,651	81.1%

Interest income	446,534	323,632	46,613	-27.5%
Investment income	5,046,841	1,344,072	193,587	-73.4%
Gain from disposal of investment in affiliates	4,500,000	—	—	-100.0%
Other loss	(466,104)	(190,557)	(27,446)	-59.1%

Total other income	9,527,271	1,477,147	212,754	-84.5%

Income before taxes and income from equity in affiliates	61,490,846	95,566,277	13,764,405	55.4%
Income tax expense	(21,728,676)	(25,950,122)	(3,737,595)	19.4%
Income from equity in affiliates	2,005,641	2,444,297	352,052	21.9%

Net income	41,767,811	72,060,452	10,378,862	72.5%
Net income attributable to non-controlling interests	(3,224,576)	(9,781,558)	(1,408,837)	203.3%

Net income attributable to ordinary shareholders	38,543,235	62,278,894	8,970,025	61.6%

Net income per ADS:
Basic	1.29	1.93	0.28	49.6%
Diluted	1.24	1.85	0.27	49.2%
Weighted average number of ADSs used in computation:
Basic	29,931,127	32,266,156	32,266,156
Diluted	31,132,623	33,573,542	33,573,542

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

	Twelve months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	YoY Change %
	RMB	RMB	USD
Revenues
Third party revenues	266,182,435	415,295,453	59,814,987	56.0%
Related party revenues	336,254,013	716,130,680	103,144,272	113.0%
Total revenues	602,436,448	1,131,426,133	162,959,259	87.8%
Business taxes and related surcharges	(7,427,171)	(3,715,689)	(535,171)	-50.0%

Net revenues	595,009,277	1,127,710,444	162,424,088	89.5%

Operating costs and expenses:
Cost of revenues	(235,943,955)	(477,034,912)	(68,707,318)	102.2%
Selling expenses	(87,091,525)	(237,297,482)	(34,177,946)	172.5%
General and administrative expenses	(91,777,836)	(155,958,876)	(22,462,750)	69.9%
Other operating income — government subsidies	23,684,945	37,385,834	5,384,680	57.8%

Total operating cost and expenses	(391,128,371)	(832,905,436)	(119,963,334)	112.9%

Income from operations	203,880,906	294,805,008	42,460,754	44.6%

Interest income	2,794,977	3,712,918	534,771	32.8%
Investment income	19,076,015	12,619,887	1,817,642	-33.8%
Gain from disposal of investment in affiliates	2,330,001	—	—	-100%
Other income (loss)	2,095,199	(19,568)	(2,818)	-100.9%

Total other income	26,296,192	16,313,237	2,349,595	-38.0%

Income before taxes and income from equity in affiliates	230,177,098	311,118,245	44,810,349	35.2%
Income tax expense	(67,246,490)	(82,612,132)	(11,898,622)	22.8%
Income from equity in affiliates	4,333,847	1,539,316	221,708	-64.5%

Net income	167,264,455	230,045,429	33,133,435	37.5%
Net income attributable to non-controlling interests	(13,787,949)	(22,461,561)	(3,235,138)	62.9%

Net income attributable to ordinary shareholders	153,476,506	207,583,868	29,898,297	35.3%

Net income per ADS:
Basic	6.36	6.46	0.93	1.6%
Diluted	6.06	6.20	0.89	2.3%
Weighted average number of ADSs used in computation:
Basic	19,020,717	32,112,336	32,112,336
Diluted	19,933,158	33,460,986	33,460,986

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Three months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	41,767,811	72,060,452	10,378,862	73%
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	305,807	—	—	-100%
Disposal of available-for-sale investment	(678,859)	—	—	-100%
Change in cumulative foreign currency translation adjustment	22,999,250	21,826,553	3,143,678	-5%
Other comprehensive income	22,626,198	21,826,553	3,143,678	-4%

Comprehensive income	64,394,009	93,887,005	13,522,540	46%
Less: Comprehensive income attributable to non-controlling interests	3,283,745	10,408,097	1,499,078	217%

Comprehensive income attributable to ordinary shareholders	61,110,264	83,478,908	12,023,462	37%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Twelve months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	167,264,455	230,045,429	33,133,435	38%
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	936,959	—	—	-100%
Disposal of available-for-sale investment	(979,665)	—	—	-100%
Change in cumulative foreign currency translation adjustment	34,375,809	44,026,899	6,341,192	28%
Other comprehensive income	34,333,103	44,026,899	6,341,192	28%

Comprehensive income	201,597,558	274,072,328	39,474,627	36%
Less: Comprehensive income attributable to non-controlling interests	13,847,117	23,670,967	3,409,328	71%

Comprehensive income attributable to ordinary shareholders	187,750,441	250,401,361	36,065,299	33%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	December 31,	December 31,
	2015	2016	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	18.0%	18.4%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	22.7%	21.2%

Net income attributable to ordinary shareholders	38,543,235	62,278,894	61.6%
Adjustment for share-based compensation	6,590,945	5,832,454	-11.5%
Adjustment for amortization of intangible assets related to acquisition	3,306,533	3,549,952	7.4%
Adjusted net income attributable to ordinary shares (non-GAAP)	48,440,713	71,661,300	47.9%

Net income attributable to ordinary shares per ADS, diluted	1.24	1.85	49.2%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	1.56	2.13	36.5%

Weighted average number of ADSs used in computation:
Diluted	31,132,623	33,573,542	7.8%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Twelve months ended
	December 31,	December 31,
	2015	2016	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	25.8%	18.4%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	29.5%	21.5%

Net income attributable to ordinary shareholders	153,476,506	207,583,868	35.3%
Adjustment for share-based compensation	15,895,439	21,423,694	34.8%
Adjustment for amortization of intangible assets related to acquisition	6,009,488	13,961,969	132.3%
Adjusted net income attributable to ordinary shares (non-GAAP)	175,381,433	242,969,531	38.5%

Net income attributable to ordinary shares per ADS, diluted	6.06	6.20	2.3%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	8.80	7.26	-17.5%

Weighted average number of ADSs used in computation:
Diluted	19,933,158	33,460,986	67.9%